RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 NOV -3 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE


06018120

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

31st October, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirement under the Listing Agreement executed with them.

Sr. No.	Particulars
1	Letter dated 30.10.2006 accomanied with Unaudited Financial Results for the quarter and Nine months ended September 30, 2006 and Unaudited Consolidated Financial Results for the quarter and Six months ended September 30, 2006.
2	Media Release dated 30.10.2006
3	A letter dated 30.10.2006 intimating about appointment of Joint Statutory Auditors of the Company

Copies of the above letters are enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited



Hasit Shukla
Company Secretary


PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

October 30, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: 1. Unaudited Financial Results for the quarter and nine months ended September 30, 2006.

2. Unaudited Consolidated Financial Results for the quarter and six months' period ended September 30, 2006.

Further to our letter dated October 20, 2006, we enclose herewith:

1. Unaudited Financial Results of the Company for the quarter and nine months' period ended September 30, 2006 pursuant to Clause 41 of the Listing Agreement, taken on record by the Board of Directors at its meeting held on October 30, 2006.
2. Unaudited Consolidated Financial Results of the Company, for the quarter and six months' period ended September 30, 2006, taken on record by the Board of Directors at its meeting held on October 30, 2006.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Consolidated Financial Results for the Quarter and Six months ended 30th September, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 30th September		Six Months ended 30th September		Twelve months ended
		2006	2005	2006	2005	31st March, 2006
			(See Note 2)		(See Note 2)	
	Consolidated Operations					
1	**Revenue**	3,525.98	2,522.00	6,776.10	4,805.00	10,766.35
2	**Operating Expenditure**					
	a) Access Charges and Licence Fee	906.82	1,032.00	1,835.40	1,919.00	4,040.41
	b) Network Expenses	433.22	350.00	814.87	783.00	1,534.60
	c) Staff Cost	227.13	212.00	442.80	443.00	839.43
	d) Selling, General and Administration Expenses	606.27	501.00	1,124.29	1,066.32	1,816.69
	Total Expenditure	2,173.44	2,095.00	4,217.36	4,211.32	8,231.13
3	**Operating Profit before Interest, Depreciation, Amortisations, Exceptional & Non-recurring Items**	1,352.54	427.00	2,558.74	593.68	2,535.22
4	Net Finance Charges	5.58	65.00	105.53	99.32	321.47
5	***Operating Profit before Depreciation, Amortisation, Exceptional and Non-recurring Items***	1,346.96	362.00	2,453.21	494.36	2,213.75
6	Depreciation / Amortisation / Misc. Exp. Written Off	623.68	379.00	1,175.11	755.00	1,698.68
7	**Operating Profit before Exceptional and Non-recurring Items**	723.28	(17.00)	1,278.10	(260.64)	515.07
8	Exceptional and Non-recurring Items	15.00	0.00	30.00	0.00	37.43
9	Profit / (Loss) before Tax	708.28	(17.00)	1,248.10	(260.64)	477.64
10	Provision for taxation (including FBT)	5.94	2.00	33.04	8.00	33.73
11	**Net Profit / (Loss)**	702.34	(19.00)	1,215.06	(268.64)	443.91
12	Cash profit from Operations	1,326.02	360.00	2,390.17	486.36	2,142.59
13	Paid up share capital (post merger)					
	204,46,14,990 Equity shares of Rs. 5 each	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
14	Reserve excluding Revaluation Reserve					10,719.00

Segment Analysis

Rs. in Crore

	Quarter ended 30th September		Six Months ended 30th September		Twelve months ended
	2006	2005	2006	2005	31st March, 2006
		(See Note 2)		(See Note 2)	
Segment revenue					
Sale/Income from each segment					
a) Wireless	2,574.44	1,778.00	5,006.40	3,263.00	7,364.00
b) Global	1,315.78	1,259.00	2,549.76	2,379.00	5,186.00
c) Broadband	270.98	90.00	498.15	191.00	513.00
d) Others	112.78	45.00	215.60	167.00	320.00
Total	4,273.98	3,172.00	8,269.91	6,000.00	13,383.00
Less: Inter segment eliminations	(748.00)	(650.00)	(1,493.81)	(1,195.00)	(2,616.65)
Net Sales/Income from operations	3,525.98	2,522.00	6,776.10	4,805.00	10,766.35
Segment results					
Profit / (Loss) before amortization, depreciation, tax and interest					
a) Wireless	929.44	510.00	1,804.04	856.00	2,250.00
b) Global	319.92	113.00	603.92	166.00	641.00
c) Broadband	121.51	15.00	209.51	(8.00)	77.00
d) Others	3.17	(159.00)	26.73	(293.00)	(164.00)
Total	1,374.04	479.00	2,644.20	721.00	2,804.00
Less: Inter segment eliminations	(21.50)	(52.00)	(85.46)	(127.32)	(268.78)
Total Profit / (Loss) before amortization, depreciation, tax and interest	1,352.54	427.00	2,558.74	593.68	2,535.22
Less: (1) Net Finance Charges	5.58	65.00	105.53	99.32	321.47
(2) Depreciation / Amortisation / Misc. Expenses Written off	623.68	379.00	1,175.11	755.00	1,698.68
(3) Other unallocable expenditure net off unallocable income	15.00	0.00	30.00	0.00	37.43
Total Profit / (Loss) before tax	708.28	(17.00)	1,248.10	(260.64)	477.64
Capital Employed					
a) Wireless			15,448.03		10,544.44
b) Global			5,582.95		4,360.36
c) Broadband			2,844.20		2,595.48
d) Others / unallocated			8,406.25		4,586.00
Total			32,281.43		22,086.28

NOTES

1. The current financial year of the Company commenced on 1st January, 2006. This is the third quarterly financial results of the Company for the current financial year. However, as comparable results of the previous year, consolidated on a proforma basis, are only available for the six month period ended 30th September, 2005, the consolidated results are given only for the six months ended 30th September, 2006. Similarly with a view of providing more relevant information the consolidated results are given for the twelve months ended 31st March 2006 instead of for the year ended 31st December 2005.

2 (a) The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

2 (b) Prior to the effectiveness of the Scheme, the Company held less than 50% paid up equity shares of each of its key investee companies. The results for the corresponding quarter ended and six months ended 30th September, 2005 of the previous year have been consolidated on a proforma basis, as if the Scheme had been implemented.

3. Depreciation is net of the amount adjusted from Provision for Business Restructuring, in accordance with the Scheme.

4. No complaint was pending at the beginning of the quarter and during the quarter seventy seven complaints were received and all complaints were resolved. No complaint was pending as on 30th September 2006.

5. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts and are subject to "Limited Review" by the Statutory Auditors of the Company for the quarter ended 30th September, 2006.

6. The previous periods figures have been reworked, regrouped, rearranged and reclassified, wherever required.

7. After review by Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 30th October, 2006.

Place: Mumbai

Date: 30th October, 2006

For Reliance Communications Limited



Anil D. Ambani
Chairman

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)
Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter and Nine months ended 30th September 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended		Nine months ended		Year ended
		30-Sep-06	30-Sep-05 (See Note 2)	30-Sep-06	30-Sep-05 (See Note 2)	31-Dec-05 (Nine Months Audited)
1	**Net Income from Services**	**2 838.61**	-	**5 576.22**	-	**6.47**
	a) Income from Services	2 823.19	-	5 541.52	-	-
	b) Other Income	15.42	-	34.70	-	6.47
2	**Total Expenditure**	**1 763.84**	-	**3 541.45**	-	**1.67**
	a) Access Charges	628.60	-	1 266.39	-	-
	b) Licence Fees	233.93		480.21	-	-
	c) Network Expenses	241.03	-	467.73	-	-
	d) Staff Cost	173.50		329.47		1.11
	e) Sales and Marketing Expenses	333.97	-	673.06	-	0.56
	f) General Administration Expenses	152.81		324.59	-	-
3	**Operating Profit before Interest, Depreciation, Amortisation, Exceptional and Non-recurring Items**	**1 074.77**	-	**2 034.77**	-	**4.80**
4	Net Finance Charges	75.59	-	100.83	-	(6.79)
5	**Operating Profit before Depreciation, Amortisation, Exceptional and Non-recurring Items**	**999.18**	-	**1 933.94**	-	**11.59**
6	Depreciation / Amortisation / Misc. Exp. Written off	490.94	-	937.53	-	2.74
7	**Operating Profit before Exceptional and Non-recurring Items**	**508.24**	-	**996.41**	-	**8.85**
8	Exceptional and non-recurring items	15.00	-	30.00	-	-
9	**Profit/ (Loss) before tax**	**493.24**		**966.41**		**8.85**
10	Provision for Tax (Including FBT)	(3.28)	-	15.35	-	3.20
11	**Net Profit / (Loss)**	**496.52**	-	**951.06**	-	**5.65**
12	**Paid-up share capital**					
	(i) Equity shares of Rs.5 each (for 30th September, 2005 Rs. 10 each)	**1,022.31**	**0.05**	**1 022.31**	**0.05**	**0.05**
13	Reserves excluding revaluation reserves (as per Balance Sheet) of previous accounting year	-	-	-	-	14 783.43
14	Earnings per share (of Rs. 5)					
	Basic	2.43		5.08		849.62
	Diluted	2.37	-	5.02	-	0.10

Segment Analysis

Sr. No.	Particulars	Quarter ended 30-Sep-06	Quarter ended 30-Sep-05 (See Note 2)	Nine months ended 30-Sep-06	Nine months ended 30-Sep-05 (See Note 2)	Year ended 31-Dec-05 (Nine Months Audited)
	Sale/Income from each segment					
	a) Wireless	2,159.83	-	4,258.64	-	-
	b) Global	949.34	-	1,820.20	-	-
	c) Broadband	174.08	-	317.27	-	-
	d) Others	15.55	-	34.69	-	6.47
			-		-	-
	Total	3,298.80	-	6,430.80	-	6.47
	Less: Inter segment eliminations	(460.19)	-	(854.58)	-	-
	Net Sales/Income from operations	2,838.61	-	5,576.22	-	6.47
	Segment results					
	Profit / (Loss) before amortization, depreciation, tax and interest					
	a) Wireless	780.79	-	1,522.77	-	-
	b) Global	287.44	-	524.24	-	-
	c) Broadband	67.41	-	106.25	-	-
	d) Others	(60.87)	-	(118.49)	-	4.80
	Total	**1,074.77**	-	**2,034.77**	-	**4.80**
	Less: Inter segment eliminations	-	-		-	-
	Total Profit / (Loss) before amortization, depreciation, tax and interest	**1,074.77**	-	**2,034.77**	-	**4.80**
	Less: (1) Net Finance Charges	75.59		100.83		(6.79)
	(2) Depreciation / Amortisation / Misc. Expenses Written off	490.94		937.53		2.74
	(3) Other unallocable expenditure net off unallocable income	15.00		30.00		
	Total Profit / (Loss) before tax	**493.24**		**966.41**		**8.85**
	Capital Employed					
	a) Wireless			12,760.49		
	b) Global			2,806.01		
	c) Broadband			1,835.34		
	d) Others / unallocated			13,928.56		15,395.68
	Total			**31,330.40**		**15,395.68**

NOTES

1 The current financial year of the Company commenced on 1st January, 2006. This is the third quarterly financial results of the Company for the current financial year.

2 Since the Company was in pre-operative stage upto 30th September, 2005, Profit and Loss Account for the quarter and nine months ended 30th September, 2005 were not prepared.

3 The Scheme of Amalgamation and Arrangement (Scheme) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited ("Transferor Companies") and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company, as approved by the High Courts of Bombay and Gujarat became effective from 12th September, 2006. In terms of the said Scheme, the Company has allotted 82,14,84,568 equity shares of Rs.5/- each. Upon said allotment, the paid up equity Share capital of the Company has increased to Rs. 1,022.31 crores divided into 204,46,14,990 equity shares of Rs. 5/- each. Further, as an integral part of the said Scheme, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Flag Telecom Group Limited and certain other companies became wholly owned subsidiaries of the Company.

4 The results for the Nine months ended 30th September, 2006 includes six months' operating results of erstwhile Reliance Infocomm Limited for the period from 1st April, 2006 to 30th September, 2006, which was merged into the Company with effect from 31st March, 2006.

5 Depreciation is net of the amount adjusted from Provision for Business Restructuring, in accordance with the Scheme.

6 No complaint was pending at the beginning of the quarter and during the quarter seventy seven complaints were received and all complaints were resolved. No complaint was pending as on 30th September, 2006.

7 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and are subject to "Limited Review" by the Statutory Auditors of the Company for the quarter ended 30th September, 2006.

8 The previous periods figures have been reworked, regrouped, rearranged and reclassified, wherever required.

9 After review by Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 30th October, 2006.

Place: Mumbai

Date: 30th October, 2006

For Reliance Communications Limited



Anil D. Ambani
Chairman

Reliance Communications
Anil Dhirubhai Ambani Group

October 30, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub. :-Media Release – Unaudited Consolidated Financial Results for the quarter and six months ended September 30, 2006.

We enclose herewith the media release issued by the Company on Unaudited Consolidated Financial Results for the quarter and six months ended September 30, 2006.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS LIMITED ("RCOM") ANNOUNCES RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2006

NET PROFIT OF RS 702 CRORE (US$ 153 MILLION) COMPARED TO LOSS OF RS 19 CRORE (US$ 4 MILLION)

EBITDA AT RS 1353 CRORE (US$ 294 MILLION) COMPARED TO RS 427 CRORE (US$ 93 MILLION) - UP 216%

REVENUES AT RS 3,526 CRORE (US$ 767 MILLION) AGAINST RS 2,522 CRORE (US$ 549 MILLION) – AN INCREASE OF 40%

EBITDA MARGIN MORE THAN DOUBLES TO 38%, FROM 17%

CONTINUATION OF STRONG EBITDA GROWTH ACROSS ALL BUSINESSES – WIRELESS, GLOBAL AND BROADBAND

NET DEBT DECLINES FURTHER TO RS 2,057 CRORE (US$ 448 MILLION) – SUBSTANTIAL BORROWING ABILITY TO FUND FUTURE CAPEX

RCOM COMPLETES CORPORATE REORGANIZATION IN RECORD TIME – SIMPLIFYING ITS CORPORATE OWNERSHIP STRUCTURE AND EMERGING AS THE PRIMARY OPERATING ENTITY FOR ITS ENTIRE TELECOM BUSINESS

RCOM PART OF SENSEX, NIFTY AND MSCI AND ALSO INCLUDED IN F&O SEGMENT

Mumbai, October 30, 2006: Reliance Communications Limited ("RCOM") today announced its unaudited consolidated financial results for the quarter ended 30th September, 2006. The highlights of financial performance are:

- **Net Profit of Rs. 702 crore** (US$ 153 million), **compared to a loss of Rs. 19 crore** (US$ 4 million) in the corresponding quarter last year
- **EBITDA at Rs. 1,353 crore** (US$ 294 million), **growth of 216%** over the corresponding quarter last year
- **Revenue growth of 40% at Rs. 3,526 crore** (US$ 767 million) compared to Rs. 2,522 crore (US$ 549 million)
- **EBITDA margin expands to 38% from 17%** in the corresponding quarter last year, **with strong contributions across all businesses – Wireless, Global and Broadband**
- **Total Assets of Rs. 32,281 crore** (US$ 7,025 million) as at 30th September, 2006
- **Net Debt declines sequentially by 16% to Rs. 2,057 crore (US$ 448 million)** as at 30th September, 2006.

Commenting on the results, **Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited** said:

"The Reliance Communications growth engine is poised to deliver accelerated profitability and even greater momentum in the years ahead.

Our unique fully integrated telecom operations, differentiate us from mainly mobile operators, and will deliver unmatched value to our over 2 million shareholders."

Business Review

- **WIRELESS**

As at 30th September, 2006, the Company had 26 million wireless customers on its network, representing a market share of 20.5% of the All India wireless market.

About 3.5 million wireless customers (net) were added during Q2 FY 2007, which is more than double the net wireless additions of 1.6 million subscribers in the corresponding quarter last year, thereby establishing RCOM as the fastest growing service provider in the country.

RCOM improved its share of net additions in wireless customers from 17.6% in Q1 FY 2007 to 19.9% in Q2 FY 2007, adding more than one million wireless customers every month during Q2 FY 2007. **Prepaid customers comprised over 94% of the new wireless customer additions in Q2 FY 2007**, further improving the Company's already strong customer credit risk profile.

Users of wireless multimedia services increased further to 8.1 million as on 30th September, continuing the upward trend in usage of these services by our customers.

Revenues of the Wireless business increased 44.7% compared to year ago figures, from Rs. 1,778 crore (US$ 387 million) to Rs. 2,574 crore (US$ 560 million).

EBITDA increased from Rs. 510 crore (US$ 111 million) to Rs. 929 crore (US$ 202 million) – an increase of 82%.

We maintained our revenue per minute at 77 paisa.

Our network coverage has now expanded to over 6,000 cities and towns, from around 3,000 last year.

Our capex during the quarter increased to approx. Rs. 1,499 crore (US$ 326 million).

- GLOBAL

In the ILD business, RCOM maintained its leading market share of more than 40% in the US to India retail customer calls segment. We maintained our retail rates, while growing traffic volumes, despite increasing competitive pressures.

In addition, we launched an enterprise-focused product for calls to India from Canada and UK, expanding the IndiaCall franchise in these countries. We also enhanced our WorldCall services to 170 countries for US, Canada and UK customers.

RCOM announced a significant reduction of up to 66% in international call rates from India, further improving affordability for its rapidly expanding customer base.

Our NLD business saw a substantial 20% growth in volumes in Q2 FY 2007 compared to the previous sequential quarter on stable net realizations. The quarter saw a further increase in traffic routed on our own network.

During Q2 FY 2007, RCOM commissioned FALCON, the world's largest private submarine cable system to be constructed in the last five years. FALCON was launched four months ahead of schedule, and at 80% of the projected cost.

It has 14 landing stations providing much needed international connectivity to 12 countries in the fast growing Gulf region and de-bottlenecking capacity between India, the Middle East, and Europe. Meanwhile, RCOM continued its highly successful initiatives to sign long-term usage agreements for FALCON and for its existing global submarine cable networks.

The Global business experienced strong margin expansion and growth in profitability, driven by strong volume growth.

EBITDA during the quarter increased 183% at Rs. 320 crore (US$ 70 million) compared to Q2 FY 2006.

EBITDA margins increased from 9.0% to 24.3%.

- BROADBAND

Our broadband operations continued to focus on directly connecting buildings in the top 30 cities in India. **The number of buildings on-net increased by 49% to 269,676 from**

180,759 at the end of the prior quarter – and by more than 2.5 times over the last six months. We have leveraged the existing optic fiber in the ground to accelerate the roll out, thereby the incremental investment required to facilitate this roll out has seen a reducing trend.

The number of access lines increased to 425,000 from 322,000 at the end of the previous quarter. Importantly, the number of major orders booked during the quarter also accelerated by 29% to more than 15,000 in Q2 FY 2007 from the previous quarter.

Broadband achieved revenue growth of 201% compared to year ago figures at Rs. 271 crore (US$ 59 million), and an EBITDA margin of 44.8% as compared to 16.7%.

CORPORATE DEVELOPMENTS

- **RCOM completes corporate reorganization**

RCOM completed its corporate reorganization in a record period of only six months from the date of Board approval to emerge as the primary operating entity for the entire telecom business of the Reliance ADA Group. RCOM and its wholly-owned subsidiaries now own 100% of the networks, facilities, licenses and properties used in its business. This includes the nationwide CDMA and GSM wireless networks, the national and intra-city fibre-optic networks, the FLAG and FALCON global submarine cable systems, the Reliance World retail chain, the internet data centers, contact centers, network operating centers, and other facilities used in the Company's telecom businesses.

The equity share capital of the Company now stands increased to 2,044,614,990 equity shares of Rs. 5 each aggregating Rs.1,022.31 crore. The reorganization did not involve any cash transactions.

Further, the reorganization has enabled a seamless transition to a simple and transparent corporate structure that affords significant advantages to the Company, aligning the interests of the Promoter group with that of over 2 million shareholders. In accordance with the approved Scheme, RIC has been merged fully with RCOM and has become an operating division, and RCIL, RTL and FLAG have become wholly-owned direct subsidiaries of RCOM. In addition, RCOM has acquired the 134 acre Dhirubhai Ambani Knowledge City (DAKC) complex, and several other properties used in its businesses, which were previously privately owned. The post-reorganization structure has placed RCOM in a favorable position from the standpoint of resource mobilization, transparency, and valuations.

- **RCOM GDR starts trading on Luxembourg Stock Exchange**

GDRs of RCOM, issued as per the Scheme of Arrangement of Reliance Industries Limited with the Company, were listed on the Luxembourg Stock Exchange on 3rd August, 2006. Deutsche Bank Trust Company Americas has been appointed as the Depositary for the said GDRs.

* * * *

Reliance Communications Limited, Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710
Tel: 022-3038 3333, Fax: 022-30376631 email: ccd@relianceada.com

Background

Reliance Communications Limited is part of the Reliance – Anil Dhirubhai Ambani Group.

RCOM is India's largest integrated communications service provider in the private sector with over 28 million individual consumer, enterprise, and carrier customers.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

October 30, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Appointment of Joint Statutory Auditors of the Company

We wish to inform you that the Board of Directors of the Company at their meeting held on 30th October 2006 have, on the recommendation of the Audit Committee of the Directors and subject to approval of the Members of the Company, appointed M/s. Chaturvedi & Shah, Chartered Accountants and M/s. BSR & Co, Chartered Accountants, as the Joint Statutory Auditors of the Company along with the present Statutory Auditors of the Company until the conclusion of the next Annual General Meeting of the Members of the Company.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
Company Secretary